

12061068

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-51906

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (Date) AND ENDING December 31, 2011 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG, LLC d/b/a Betterment Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

247 Centre St, 5th fl
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Stein — 917-710-6056
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name)*

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG, LLC d/b/a Betterment Securities as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of affiliated company which are classified as customer accounts (debits - $-0-; credits - $35,677)

Signature

Principal

Title



XUE FEI YAN
Notary Public - State of New York
NO. 01XU6167344
Qualified in Kings County
My Commission Expires 5/29/2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MTG, LLC D/B/A BETTERMENT SECURITIES

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
MTG, LLC d/b/a Betterment Securities

We have audited the accompanying statement of financial condition of MTG, LLC d/b/a Betterment Securities as of December 31, 2011, and the related statements of operations, changes in members' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTG, LLC d/b/a Betterment Securities as of December 31, 2011 and the results of operations, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with the auditing standards generally accepted in the United Stated of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

March 13, 2012

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	165,863
Receivable from affiliate		10,910
Deposit with clearing organization		250,000
Cash segregated under federal and other regulations		434,342
Other asset		13,307
	$	874,422
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable, accrued expenses and other liabilities		35,823
Due to customers		433,140
	$	468,963
Commitments		
Liabilities subordinated to claims of general creditors		215,000
Member's equity		190,459
	$	874,422

See notes to financial statements.

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

Revenues		
Service agreement income	$	103,824
Interest		653
Other		10,734
	$	115,211
Expenses		
Interest	$	21,500
Clearance charges		68,469
Trading expenses		3,851
Dues and Subscriptions		9,330
Licenses		6,671
Insurance		7,000
Regulatory fees		4,593
Professional fees		6,742
Other operating expenses		36,848
		165,004
Net Loss	$	(49,793)

See notes to financial statements.

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$	227,648
Net (loss)		(49,793)
Member's contributions		28,453
Member's distributions		(15,849)
Balance, December 31, 2011	$	190,459

See notes to financial statements.

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities		
Net loss	$	(49,793)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities		
Cash segregated under federal and other regulations		311,346
Due to Customer		(311,346)
Other assets		(13,307)
Accounts payable, accrued expenses and other liabilities		292
Net cash used in operating activities		(62,808)
Cash flows from financing activities		
Receivable from affiliate		46,808
Member's contributions		28,453
Member's distributions		(15,849)
Net cash provided by financing activities		59,412
Net decrease in cash		(3,396)
Cash and cash equivalents, beginning of year		169,259
Cash and cash equivalents, end of year	$	165,863
Supplemental cash flow disclosures		
Interest paid	$	12,900

See notes to financial statements.

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2011

Balance, January 1, 2011	$ 215,000
Proceeds from subordinated notes	-
Repayment of subordinated notes	-
Balance, December 31, 2011	$ 215,000

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
MTG, LLC d/b/a Betterment Securities (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's parent company, Betterment Holdings, Inc. (the "Parent") is a privately held Delaware Corporation. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Revenue is comprised of brokerage service fees received from a related party for the execution of customers' securities transactions.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

Security transactions and related revenues and expenses are recorded on a trade date basis.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Fair Value Measurements
United States generally accepted accounting principles ("GAAP") requires certain financial assets and liabilities to be measured at fair value. GAAP defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). GAAP also provides for a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad levels.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)
The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs that reflect management's own assumptions.

Income Taxes
The Company is not a taxpaying entity for Federal income tax purposes and, accordingly, no provision has been made for income taxes. The member's allocable share of the Company's income or loss is reportable on its income tax returns. Provisions are made for New York City Unincorporated Business Tax.

Federal, state and local income tax returns for years prior to 2008 are no longer subject to examination by tax authorities.

Subsequent Events
These financial statements were approved by management and available for issuance on March 13, 2012. Management has evaluated subsequent events through this date.

2 - CASH SEGERGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains bank accounts through which it receives funds from and sends funds to customers via Automated Clearing House ("ACH"). Amounts credited to these accounts that are attributable to customers' accounts are owed to the customer.

3 - CLEARING DEPOSIT

On November 11, 2009, the Company deposited $250,000 into Penson Financial Services as a clearing deposit. Clearing deposits require the Company to deposit money with a clearing firm to cover any obligations that may arise from the clearance of the introducing firm's accounts (e.g., unsecured customer debit balances). Such clearing deposits are typically retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the introducing firm, as long as the introducing firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements at December 31, 2011 are as follows:

Liabilities pursuant to secured demand note collateral agreements are as follows:	
Due September 1, 2012	$ 50,000
Due September 1, 2012	125,000
Due September 1, 2012	15,000
Due September 1, 2012	25,000
	$ 215,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be eligible for repayment.

5 - RELATED PARTY TRANSACTIONS

The Company and Betterment, LLC ("BL"), an SEC registered investment advisor, are affiliated through common ownership. During 2011, the Company maintained a service agreement with BL under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support. Under the administrative services relationship, BL made payments to the Company for those services totaling $103,824.

6 - CHANGE IN OWNERSHIP

On November 19, 2010, MT Trading, LLC, the former parent entity of the Company and Betterment Holdings, Inc. entered into a purchase contract under which Betterment Holdings, Inc. acquired 100% of the outstanding equity interest in the Company. Under the purchase contract, the acquisition occurred in two phases. In the first phase, completed November 23, 2010, Betterment Holdings, Inc. acquired 20% of the outstanding equity interest in the Company for $20,800. In the second phase which occurred in 2011, Betterment Holdings, Inc. acquired the remaining 80% of the outstanding equity interest in the Company in exchange for $83,200. In connection with the purchase contract, the Company filed a Continuing Membership Application with FINRA under NASD Rule 1017 and obtained approval for the acquisition.

7 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2011, the Company had net capital of $381,242 which exceeded requirements by $131,242. The ratio of aggregate indebtedness to net capital was 1.23 to 1.

In addition, the Company is required to maintain a Special Reserve Bank Account for the exclusive benefit of customers of the Company pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

8 - SPECIAL OMNIBUS ACCOUNT

The Company maintains control of all fully paid securities by holding them in a special omnibus account in the name of MTG, LLC at Penson Financial Services, Inc. ("Penson"), a FINRA member broker-dealer. The Company has instructed Penson to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of Penson or any person claiming through Penson.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

MTG, LLC D/B/A BETTERMENT SECURITIES

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Computation of net capital		
Total members' equity	$	190,459
Additions		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		215,000
Total capital and allowable subordinated liabilities		405,459
Deductions and/or charges		
Non-allowable assets		24,217
Net capital	$	381,242
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	468,963
Aggregate indebtedness	$	468,963
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness)	$	31,264
Minimum dollar per capital requirements		250,000
Minimum net capital requirements (greater of minimum net capital or dollar requirement)	$	250,000
Excess net capital	$	131,242
Excess net capital at 1,000%	$	334,346
Ratio: Aggregate indebtedness to net capital		1.23 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of Form X-17A-5 as of December 31, 2011.

MTG, LLC D/B/A BETTERMENT SECURITIES

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	433,140
Customers securities failed to receive		-
Market value of short securities and credits in all suspense accounts over 30 calendar days		-
Total credit items		433,140
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Excess of total credits over total debits	$	433,140
Amount held on deposit in reserve bank accounts	$	434,342

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS report as of December 31, 2011

MTG, LLC D/B/A BETTERMENT SECURITIES

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

1. Market value of customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date excluding securities held in the active box at the Depository Trust Company (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the requires actions was not take by respondent within the time frames specifies under Rule 15c3-3.	$ -
Number of items	-
2. Market value of customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of items	-

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS report as of December 31, 2011.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
MTG, LLC d/b/a Betterment Securities

In planning and performing our audit of the financial statements of MTG, LLC d/b/a Betterment Securities (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Marking periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a significant deficiency, as defined previously. The Company failed to properly calculate the customer reserve requirement pursuant to Rule 15c3-3 including the failure to properly complete the monthly Focus reports for the first eleven months of the year. After discussions with FINRA, the Company has corrected the computation and has reported the correct calculation on their amended Focus report commencing with the December 2011 filing.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives, except as noted in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
March 13, 2012